SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _3)*

Checkmate Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

162818108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22026V105	13G	Page 2 of 9

1.	NAME OF REPORTING PERSONS / I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CLOUGH CAPITAL PARTNERS L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,137,764 (see Item 4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,137,764 (see Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,137,764 (see Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.26% (see Item 4)
12.	TYPE OF REPORTING PERSON IA – Investment Adviser

CUSIP No. 22026V105	13G	Page 3 of 9

1.	NAME OF REPORTING PERSONS / I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CLOUGH CAPITAL PARTNERS LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,137,764 (see Item 4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,137,764 (see Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,137,764 (see Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.26% (see Item 4)
12.	TYPE OF REPORTING PERSON HC – Parent Holding Company/Control Person

CUSIP No. 22026V105	13G	Page 4 of 9

1.	NAME OF REPORTING PERSONS / I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CHARLES I. CLOUGH, JR.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,137,764 (see Item 4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,137,764 (see Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,137,764 (see Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.26% (see Item 4)
12.	TYPE OF REPORTING PERSON HC – Parent Holding Company/Control Person

CUSIP No. 22026V105	13G	Page 5 of 9

ITEM 1.

(a)	Name of Issuer: Checkmate Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

245 Main Street

2nd Floor

Cambridge MA, 02142

ITEM 2.

(a)	and (c) Name and Domicile/Citizenship of Persons Filing:

(i)	Clough Capital Partners L.P., a Delaware limited partnership.

(ii)	Clough Capital Partners LLC, a Delaware limited liability company.

(iii)	Charles I. Clough, Jr., a United States citizen.

(b)	Each of the Reporting Persons has a business address of:

53 State Street, 27th Floor, Boston, MA 02109.

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share.

(e)	CUSIP Number: 162818108

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or Dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in section 3(a)(6) of the Act

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940

(e)	☒	Investment Adviser registered under section 203 of the Investment Advisers Act or under the laws of any State

(f)	☐	Employee Benefit Plan, Pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

(g)	☒	A Parent Holding Company or control person, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

(h)	☐	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

CUSIP No. 22026V105	13G	Page 6 of 9

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 1,137,764*

(b)	Percent of Class: 5.26%*

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 1,137,764*

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 1,137,764*

*

The shares reported above include shares beneficially owned by investment companies, pooled investment vehicles and other accounts for which Clough Capital Partners L.P. serves as investment adviser. Such shares may be deemed beneficially owned by (a) Clough Capital Partners L.P., (b) Clough Capital Partners LLC, the general partner of Clough Capital Partners L.P., and (c) Mr. Clough, the managing member of Clough Capital Partners LLC. Each such reporting person disclaims beneficial ownership of such shares except to the extent of its respective pecuniary interest therein.

The share holding and percent of class data set forth above is reported as of the date of the filing of this statement on Schedule 13G.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

See Item 4

CUSIP No. 22026V105	13G	Page 7 of 9

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10.	CERTIFICATION

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 22026V105	13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

CLOUGH CAPITAL PARTNERS L.P.

By	Clough Capital Partners LLC,
its general partner

	By:	/S/ Charles I. Clough, Jr.
Charles I. Clough, Jr.,
managing member

CLOUGH CAPITAL PARTNERS LLC

	By:	/S/ Charles I. Clough, Jr.
Charles I. Clough, Jr.,
managing member

	By:	/S/ Charles I. Clough, Jr.
Charles I. Clough, Jr., individually